Filed by Blue Owl Capital Corporation III
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Blue Owl Capital Corporation III
Commission File No. 814-01345
File No. of Related Registration Statement: 333-281609
On November 7, 2024, Blue Owl Capital Corporation III (“OBDE”) held a conference call to discuss OBDE's financial results for the quarter ended September 30, 2024. The conference call contained information regarding the proposed acquisition (the “Merger”) of OBDE by Blue Owl Capital Corporation (“OBDC”). The following are excerpts from the transcript of OBDE’s November 7, 2024 conference call discussing the proposed merger of OBDE and OBDC.
Craig Packer, CEO
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•I’ll start by highlighting our third quarter 2024 results before giving an update on our proposed merger with OBDC.
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•We continue to be very pleased with OBDE’s performance as a public company since our direct listing in January and we’re excited about the proposed merger with OBDC, which we believe will further generate attractive risk-adjusted returns and create meaningful benefits to shareholders.
•Now, I’d like to give an update on the merger process, which we announced last quarter. As we discussed on our last earnings call, we expect this merger will:
ostreamline our direct lending platform;
oenhance our scale with a high-quality diversified portfolio with significant investment overlap;
oimprove our trading profile as shares of OBDC trade at a higher multiple and offer deeper liquidity;
oincrease our access to lower cost sources of debt, and
ocreate operational efficiencies and cost savings.
•We believe the transaction will be immediately accretive to net investment income for OBDE shareholders, driven by OBDC’s higher portfolio yield and lower cost of debt and operational savings. Over the long term, NII should benefit further from incremental yield as we optimize the portfolio mix and generate cost savings from capital structure improvements.
•The joint proxy statement of OBDC and OBDE was declared effective by the SEC in October, and the proxy solicitation process has begun. The shareholder meetings for OBDE and OBDC are scheduled for January 8th, and we encourage all shareholders to review the proxy materials and vote your shares accordingly. The Board of Directors of OBDE, myself included, has unanimously recommended shareholders vote in favor of the proposals on the ballot. Our current expectation is that the transaction will close in January 2025.
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Jonathan Lamm, CFO
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•In the near term, OBDE shareholders will receive the third special dividend of $0.06 per share payable on December 13, 2024 to shareholders of record as of November 29, 2024. Additionally, assuming our proposed merger with OBDC closes in early January and with approval of the board, around or after the closing date, shareholders can also expect to receive the last two special dividends, totaling $0.12 per share, the quarterly dividend of $0.35 per share I just mentioned plus a payment of undistributed spillover income left after the payment of the previously declared dividends, which would total an estimated $0.29 per share as of September 30th. Of course, if the merger does not close on this timeline or at all, shareholders will receive the last two previously declared special dividends and the quarterly dividend by the previously announced payment dates.
•All told, we remain very pleased with our results this quarter and look forward to closing on the merger with OBDC early in the first quarter.
•With that, I’d like to turn the call back to Craig for some closing remarks.
Craig Packer, CEO
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•We believe that the proposed merger will deliver a more scaled and diversified portfolio to help navigate the dynamic operating environment ahead, while also allowing shareholders to benefit from increased efficiencies and a lower cost of financing over time. Upon merger close in the first quarter of next year, as the second-largest public BDC, we expect that the combined company will continue to be a market leader.
•While we wait for the merger to close, I wanted to take a moment to reflect on OBDE’s time as a public company since the direct listing in January. We have been extremely pleased with OBDE's fundamentals and trading performance following the series of lock-up releases in conjunction with the listing. As Jonathan laid out earlier, OBDE shareholders are set to receive significant distributions including a base dividend, a special dividend and spillover income. This all presents a particularly compelling entry point for investors.
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Forward-Looking Statements
Some of the statements in this script constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this script involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC (the “Adviser”) to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of the Adviser to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this script on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.
Additional Information and Where to Find It
In connection with the Merger, OBDC and OBDE have filed with the SEC and intend to mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OBDC has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes the Joint Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and the Registration Statement contains important information about OBDC, OBDE, the Merger and related matters. This script does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.
Participation in the Solicitation
OBDC, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in the Joint Proxy Statement. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.
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